Issuer Free Writing Prospectus	Filed Pursuant to Rule 433
Registration No. 333-172617
June 27, 2011

Amgen Inc.

TERM SHEET

Dated June 27, 2011

$1,250,000,000 5.65% Senior Notes due 2042

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated June 27, 2011, and the accompanying prospectus (including the documents incorporated by reference in the accompanying prospectus) relating to these securities.

Issuer:	Amgen Inc.
Ranking:	Senior Unsecured
Principal Amount:	$1,250,000,000
Maturity Date:	June 15, 2042
Coupon:	5.65%
Price to Public:	99.510%, plus accrued interest from June 30, 2011 if settlement occurs after such date
Yield to Maturity:	5.684%
Treasury Benchmark:	4.750% due February 15, 2041
Spread to Benchmark:	140 bps
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2011
Optional Redemption:	The 2042 notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option. If the 2042 notes are redeemed before December 15, 2041 (six months prior to the maturity date of the 2042 notes), the redemption price will equal the sum of (1) 100% of the principal amount being redeemed, plus accrued and unpaid interest, and (2) the make-whole amount as described in the preliminary prospectus supplement. If the 2042 notes are redeemed on or after December 15, 2041 (six months prior to the maturity date of the 2042 notes), the redemption price will equal 100% of the principal amount being redeemed, plus accrued and unpaid interest.
Reinvestment Rate:	0.25% plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid.
Net Proceeds to Issuer (before expenses):	$1,232,937,500
Trade Date:	June 27, 2011
Settlement Date:	June 30, 2011 (T+3)
CUSIP:	031162 BH2
ISIN:	US031162BH25

Denominations:	$2,000 × $1,000
Ratings:	Moody’s: A3 (Stable Outlook) S&P: A+ (Stable Outlook) Fitch: A- (Stable Outlook)
Underwriters:	Joint Book-Running Managers:
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Senior Co-Managers:
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Mitsubishi UFJ Securities (USA), Inc.
UBS Securities LLC
Co-Managers:
RBS Securities Inc.
SMBC Nikko Capital Markets Limited

Amgen Inc. has filed a registration statement (including a prospectus dated as of March 4, 2011) and a prospectus supplement dated as of June 27, 2011 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Amgen Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or term sheet for complete details. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Barclays Capital Inc. by calling 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 800-294-1322 or Morgan Stanley & Co. LLC by calling 866-718-1649.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.